UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 16, 2006


Mr. George Shaw
President
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105

      Re:	Energas Resources, Inc.
      	Post-Effective Amendment No. 2 to Form SB-2
      	Filed March 9, 2006
      	File No. 333-119075

      	Energas Resources, Inc.
      	Form SB-2
      	Filed March 8, 2006
      	File No. 333-132276

      	Form 10-KSB for the fiscal year ended January 31, 2005
      	Form 10-QSB for the fiscal quarters ended April 30, 2005;
July 31,
      2005 and October 31, 2005
		File No.  000-33259

Dear Mr. Shaw:

      We have reviewed your amended filing on Form SB-2, filed in response to our comment letter dated March 3, 2006 and have the following comments. In addition, we have limited our review of your filings on Form SB-2 filed March 8, 2006, and your Form 10-KSB and Forms 10-QSB to the matters set forth below and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form SB-2

Cover Page of the Registration Statement

1. 	Prior Comment 1.  You indicate that you are registering
11,780,000 shares of common stock for sale by the selling shareholders. However, on page 9 you state that 8,136,000 shares are being sold by the selling shareholders, and the amount of shares listed for sale on the selling shareholders table on page 32 totals
8,136,000.  Please revise or advise.

Cover Page of the Prospectus

2.	Prior Comment 1.  In the first paragraph of this section you state that you are registering shares issuable upon the exercise of
warrants or the conversion of promissory notes.  However, on page
31
you indicate that common stock that has already been issued in a private placement is being registered. Please revise or advise. This comment also applies to the cover page of the prospectus for the
Form SB-2 filed March 8, 2006, where you indicate that you are registering shares for sale upon the conversion of promissory notes.

Management

Transactions With Related Parties, page 30

3.	Please update the disclosure in the first paragraph in light of
the fact that the warrants expired September 30, 2005. This comment also applies to the same information contained in the Form SB-2 filed
March 8, 2006.

Selling Shareholders, page 33

4. 	Please provide in a footnote to this table a cross reference to
the shares that are being registered for sale by Terry and Marguerite
Tyson on the Form SB-2 filed
	March 8, 2006. Please also state how many shares they will own once all the shares they selling under both registration statements are sold. Please also provide a cross reference in the Form SB-2 filed March 8, 2006.






Form 10-KSB for the fiscal year ended January 31, 2005

Forms 10-QSB for the fiscal quarters ended April 30, 2005; July
31,
2005 and October 31, 2005

Controls and Procedures

5.	Please amend each of your filings to provide your conclusions regarding the effectiveness of the company`s disclosure controls and procedures as of the end of the period covered by each report, as opposed to "a date prior to the filing date of this report."
Please
refer to Item 307 of Regulation S-B.

6.	We note your statement that "in his opinion the Company`s
disclosure controls and procedures ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to him by others within those entities, particularly during the period in which this report is being prepared, so as to allow timely decisions regarding required disclosure." It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective. Please amend each of your filings to address your officer`s conclusions regarding the effectiveness of your disclosure controls and procedures. Please refer to rule 13a-15(b) of the Securities Exchange Act of 1934. See also the Frequently Asked Questions section of our website at www.sec.gov/divisions/corpfin/faqs.

7.	We note your statement that to the knowledge of Mr. Shaw
there
has been no significant changes in the Company`s internal controls subsequent to the Evaluation Date. Please amend each of your filings to state clearly whether there were any changes in your internal controls over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to rule 13a-15(d) of the Securities Exchange Act of 1934.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	William T. Hart, Esq.
      D. Levy
Mr. George Shaw
Energas Resources, Inc.
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